Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 25 DATED MARCH 6, 2015
TO THE PROSPECTUS DATED MARCH 17, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated March 17, 2014, Supplement No. 19 dated November 19, 2014, which superseded and replaced all previous supplements to the prospectus, Supplement No. 20 dated December 3, 2014, Supplement No. 21 dated December 15, 2014, Supplement No. 22 dated January 2, 2015, Supplement No. 23 dated January 7, 2015, and Supplement No. 24 dated February 5, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.; and
(2)	recent real property investments.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. During the month of February 2015, we accepted investors’ subscriptions for, and issued, a total of approximately 64,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $1.5 million, consisting of approximately 41,500 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $1.0 million, and approximately 22,500 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $528,000. As of February 28, 2015, we had accepted investors’ subscriptions for, and issued, a total of approximately 7.2 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $178.0 million (including shares issued pursuant to our distribution reinvestment plan). As of February 28, 2015, approximately 112.8 million shares of our common stock remained available for sale in the offering for approximately $2.8 billion.
We will offer shares of our common stock pursuant to the offering until March 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2016, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 15 of the prospectus, as supplemented to date.
Description of Real Estate Investments
As of February 28, 2015, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 98 properties, located in 27 states, consisting of approximately 2.1 million gross rentable square feet of commercial space. We acquired 15 properties between February 1, 2015 and February 28, 2015.

CCPT5-SUP-25